UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Joint Communiqué

Bradesco signs agreement
to assume Brazil operations of American Express

Banco Bradesco S.A. (Bradesco) announced today to its shareholders, clients and the market in general that it has signed an agreement with American Express Company to assume the company’s card and related operations in Brazil. Among the documents signed were a Share Purchase Agreement and an Independent Operator Agreement, which governs the relationship between the two companies.

The partnership comprises:

1 - The transfer to Bradesco of American Express’ Brazilian subsidiaries operating in the credit card and related businesses, such as insurance brokerage, business travel, retail foreign exchange services and direct consumer financing operations.

2 – The granting to Bradesco of the exclusive right to issue the Centurion line of charge and credit cards in Brazil. The Centurion line includes the classic green, gold and platinum cards that carry the American Express Centurion logo. The exclusive right is for a minimum of 10 years and allows Bradesco to issue American Express-branded cards to individual and corporate clients, offer the Membership Rewards Program in conjunction with those cards, and manage the merchant network that accepts American Express Cards in Brazil.

Bradesco and proprietary American Express card operations: main statistics in Brazil as of year ended December 31, 2005:

	Bradesco	Proprietary American Express Operations
Annual billings	R$ 13.8 billion	R$ 8.9 billion
Market Share - based on billings (*)	10.7%	6.9%
Card Base	8.7 million	1.2 million

(*) Source: Associação Brasileira das Empresas de Cartões de Crédito e Serviços – ABECS

Bradesco will pay American Express approximately US$490 million for the subsidiaries when the transaction closes, currently equivalent to R$1.04 billion on March 17, 2006.

American Express possesses extensive expertise in the credit card market and is considered one of the world’s most valued brands, enjoying considerable international prestige. In Brazil, it possesses an excellent operational platform and a team of highly qualified professionals. It has been increasing its share in key markets around the globe and leads the high-spend and corporate-card segments in Brazil.

The partnership represents an important strategic advance for Bradesco, allowing it to expand its client base in a highly competitive segment, complement its existing credit card activities and provide added convenience for its customers. It will also permit significant gains in scale, help strengthen the card and merchant base and create added value for both institutions.

American Express cardmembers in Brazil will continue to enjoy the same services, benefits, and features, including travel assistance at more than 2,200 Travel Service Locations around the world, and access to more than 550,000 ATMs worldwide. Bradesco’s more than 23,000 ATMs will also be available to Cardmembers in this partnership in the near future. As the latest addition to the nearly 100 card-issuing partnerships American Express through its Global Network Services division has established around the world, Bradesco is committed to upholding the high quality standards American Express offers customers worldwide and the American Express brand attributes of quality, security and trust.

The completion of this transaction is subject to approval by the appropriate authorities. Closing is expected by the end of the second quarter.

Not included in the transaction are a representative office of American Express Bank Ltd. in São Paulo, the company’s local Travelers Cheques business and existing card licensing agreements with other banks in Brazil, which do not include the Centurion line of products.

Goldman Sachs acted as financial advisor to American Express in the transaction, while Bradesco’s Capital Markets Department - BBI acted as financial advisor to Banco Bradesco.

Banco Bradesco S.A.	American Express Company
Márcio Artur Laurelli Cypriano	Edward P. Gilligan
Chairman Executive Officer	Group President
American Express International and
Global Corporate Services

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.